UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 15)

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 15 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 17, 2012. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following text as new paragraphs immediately following the last paragraph under the heading “Litigation”:

With respect to the foregoing case, David, et al. v. Human Genome Sciences, Inc., et al., C.A. No. 1:12-cv-00965, on July 24, 2012, the District Court heard oral arguments on plaintiffs’ motion for a temporary restraining order.

On July 24, 2012, Joan Litwin, a purported HGS stockholder, filed a putative class action complaint for injunctive and other relief against HGS, the members of the Board, GSK and Purchaser in the United States District Court for the District of Delaware, captioned Litwin v. Human Genome Sciences, Inc., et al., C.A. No. 1:99-mc-09999. Plaintiff purports to bring this action as a class action on behalf of herself and all similarly situated HGS stockholders. The complaint alleges, among other things, that the members of the Board breached their fiduciary duties to HGS stockholders by approving the Revised Offer and entering into the Merger Agreement, and that HGS, GSK and Purchaser aided and abetted in such breaches of fiduciary duties. The complaint seeks, among other things, an order enjoining defendants from consummating the Revised Offer, compensatory damages, and an award of attorneys’ fees and costs. Both the Company and GSK believe that the lawsuit is without merit and intend to defend the action vigorously.

On July 24, 2012, David Markovic, a purported HGS stockholder, filed a putative class action complaint for injunctive and other relief against HGS, the members of the Board, GSK and Purchaser in the Circuit Court for Montgomery County, Maryland, captioned Markovic v. Human Genome Sciences, Inc., et al., Docket No. 366054-V. Plaintiff purports to bring this action as a class action on behalf of himself and all similarly situated HGS stockholders. The complaint alleges, among other things, that the members of the Board breached their fiduciary duties to HGS stockholders by approving the Revised Offer and entering into the Merger Agreement, and that GSK and Purchaser aided and abetted in such breaches of fiduciary duties. The complaint seeks, among other things, an order enjoining defendants from consummating the Revised Offer, damages, and an award of attorneys’ fees and costs. Both the Company and GSK believe that the lawsuit is without merit and intend to defend the action vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC.

By:	/s/ James H. Davis
Name:	James H. Davis
Title:	Executive Vice President, General Counsel and Secretary

Dated: July 25, 2012